# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jinxin Technology Holding Co, CIK 0001967631
CUSIP: 47760D102
Title of class of securities: Ordinary shares, par value US$0.00001428571428 per share
Address of issuer's principal executive offices: SHENGYIN BUILDING, SHENGXIA ROAD 666, BUILDING D, FLOOR 8, PUDONG DISTRICT, SHANGHAI, China (F4), 201203
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-25-013756
Filed by CIK 0002056465

## Reporting persons
- WU CAPITAL LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 153,552,600; shared voting power 0; sole dispositive power 153,552,600; shared dispositive power 0; aggregate amount beneficially owned 153,552,600 (10.79% of the class)
  Comment: (1) For Rows 5, 7 and 9: represents 153,552,600 ordinary shares directly held by Wu Capital Limited, a British Virgin Islands company in which Ms. Xinyi Cai beneficially owns 100% of the equity interests through a trust for which she acts as the settlor.
  (2) For Row 11: Percentage calculations based on 1,423,285,396 ordinary shares outstanding as of December 31, 2025 (including those represented by American Depositary Shares), as disclosed in the Issuer's report on Form 20-F furnished to the Securities and Exchange Commission on April 28, 2026. The CUSIP number applies to the Issuer's American Depositary Shares ("ADSs"). Each ADS represents the right to receive 450 ordinary shares.
- Xinyi Cai: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 153,552,600; shared voting power 0; sole dispositive power 153,552,600; shared dispositive power 0; aggregate amount beneficially owned 153,552,600 (10.79% of the class)
  Comment: 1) For Rows 5, 7 and 9: represents 153,552,600 ordinary shares directly held by Wu Capital Limited, a British Virgin Islands company in which Ms. Xinyi Cai beneficially owns 100% of the equity interests through a trust for which she acts as the settlor.
  (2) For Row 11: Percentage calculations based on 1,423,285,396 ordinary shares outstanding as of December 31, 2025 (including those represented by American Depositary Shares), as disclosed in the Issuer's report on Form 20-F furnished to the Securities and Exchange Commission on April 28, 2026. The CUSIP number applies to the Issuer's American Depositary Shares ("ADSs"). Each ADS represents the right to receive 450 ordinary shares.

## Item 1. Issuer
Name of issuer: Jinxin Technology Holding Co
Address of issuer's principal executive offices:
SHENGYIN BUILDING, SHENGXIA ROAD 666, BUILDING D, FLOOR 8, PUDONG DISTRICT, SHANGHAI, CHINA
201203

## Item 2. Person Filing
Name of person filing:
Wu Capital Limited
Xinyi Cai
Address of principal business office or, if none, residence:
Wu Capital Limited: Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands

Xinyi Cai: Flat A, 22/F, Tower 2, Regence Royale, 2 Bowen Road, Hong Kong
Citizenship:
Wu Capital Limited - VIRGIN ISLANDS, BRITISH

Xinyi Cai - HONG KONG

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Wu Capital Limited: 153,552,600

Xinyi Cai: 153,552,600

Represents 153,552,600 ordinary shares directly held by Wu Capital Limited, a British Virgin Islands company in which Ms. Xinyi Cai beneficially owns 100% of the equity interests through a trust for which she acts as the settlor.
Percent of class: 10.79
Sole power to vote or to direct the vote:
Wu Capital Limited - 153,552,600

Xinyi Cai - 153,552,600
Shared power to vote or to direct the vote:
Wu Capital Limited - 0

Xinyi Cai - 0
Sole power to dispose or to direct the disposition:
Wu Capital Limited - 153,552,600

Xinyi Cai - 153,552,600
Shared power to dispose or to direct the disposition:
Wu Capital Limited - 0

Xinyi Cai - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- WU CAPITAL LTD: /s/ Xinyi Cai, Xinyi Cai/Director (08/06/2026)
- Xinyi Cai: /s/ Xinyi Cai, Xinyi Cai (08/06/2026)